April 28, 2017

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Kathleen Collins

Re:     Akamai Technologies, Inc.
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 28, 2017
File No. 000-27275

Ladies and Gentlemen:

This letter responds to the following comment included in your letter dated March 31, 2017, regarding Akamai Technologies, Inc.’s (“Akamai” or the “Company”) Form 10-K for the fiscal year ended December 31, 2016, filed on February 28, 2017.

Notes to Consolidated Financial Statements

Note 18. Segment and Geographic Information, page 79

1.You disclose on page 28 that as part of your reorganization in 2016, your sales, marketing, and product development functions are now organized into three divisions: Media, Web, and Enterprise and Carrier; however, you state that you operated in one industry segment. Tell us how you determined you have one operating and reporting segment after this reorganization. Refer to ASC 280-10-50 and please provide us with the following information with respect to your organization and divisions:

•Describe the company’s internal management reporting process, including organization and reporting structure and provide us with an organizational chart;

•Clarify who comprises the executive management team that together with the chief executive officer is the chief operating decision maker (CODM);

•Identify the individuals that report directly to the CODM and describe the responsibilities of the general managers of each division and who they directly report to, if not the CODM;

•Describe the specific information that is regularly reviewed by the CODM, how frequently it is reviewed, and at what level such information is provided. Further, explain what you mean that you do not accumulate discrete financial information with respect to the separate divisions;

•Describe how budgets are developed and resources are allocated throughout your organization;

•Describe the level of detail communicated to the CODM when actual results differ from budgets and annual operating targets, and who is involved in meetings with the CODM to discuss budget/target-to-actual variances.

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Background Information – Akamai’s Solutions and Intelligent Platform

Akamai offers solutions designed to help its customers – companies, government agencies, network operators (also known as carriers) and other enterprises – conduct business over the Internet. The development and delivery to its customers of all of Akamai’s solutions are centered on a single, large distributed computing platform: the Akamai Intelligent Platform. The Akamai Intelligent Platform is a globally-distributed computing platform that consists of approximately 200,000 servers deployed in numerous networks and in more than 100 countries around the world. The platform is tied together with integrated software and algorithms, developed by Akamai’s engineers, that are the foundation of all of the Company's solutions. These solutions range from delivering streaming video and improving the performance of Internet-facing websites and applications to providing protection against cyber-attacks, and all solutions leverage the Company’s singular platform and the specialized technologies that are embedded in it. The integrated nature of the Company’s operational and financial management, which is discussed below, reflects the deeply integrated nature of the Akamai Intelligent Platform and forms an important basis for the Company’s single segment determination.

Akamai’s Management Structure (Bullets 1 – 3)

Akamai’s CEO, Tom Leighton, had nine direct reports as of December 31, 2016, excluding support staff (e.g., his executive assistant). Dr. Leighton and his direct reports make up the Akamai executive management team, which is responsible for the operational management of the Company, review of its financial performance and approval of its revenue plan, investment priorities, allocation of resources and overall budget.

This team has been designated the chief operating decision maker, or CODM, in accordance with ASC 280-10-50-5. An organizational chart of the CODM is attached as Appendix 1. While the CODM is larger than that found in some other companies, this organizational structure reflects Akamai’s collaborative management approach and integrated operations necessitated by the Akamai Intelligent Platform. In instances where consensus may not exist with respect to investment priorities, budget allocations or other matters, the CEO and the CFO typically resolve such matters.

For reference, the specific areas of oversight and responsibilities of the CODM as of December 31, 2016 were as follows:

Name	Title	Areas of Oversight and Responsibility
Tom Leighton	Chief Executive Officer	• Overall oversight
Rick McConnell	President & General Manager, Web Division	• Web Division* • Global Customer Portal • Global Corporate Development function (e.g. M&A)
Bill Wheaton	EVP & General Manager, Media Division	• Media Division*
Bobby Blumofe	EVP, Platform & General Manager Enterprise & Carrier Division	• Enterprise and Carrier Division* • Platform engineering and global network deployment functions • Global Information Technology function • Global sustainability function
Jim Benson	EVP & Chief Financial Officer	• Finance and accounting functions • Treasury function • Global revenue/sales operations function • Global tax function
Melanie Haratunian	EVP, General Counsel & Corporate Secretary	• Legal function • Global public policy function
James Gemmell	EVP & Chief Human Resources Officer	• Global human resources function • Global real estate function
Sanjay Singh	SVP, Global Operations	• Global expansion and operations function
Adam Karon	SVP, Global Services & Support	• Global services and customer support function
Monique Bonner	SVP & Chief Marketing Officer	• Global marketing function

* The responsibilities of the three divisional general managers are discussed in the “Akamai Divisions” section below.

Given the nature of the CODM as a group of nine, we have not listed the direct reports for each of such individuals. There are more than 75 such direct reports, none of whom have ultimate responsibility for financial management of the Company.

Each member of Akamai’s CODM is compensated with both a cash incentive and equity incentive program. For each CODM member, payout under these programs is tied to achievement against consolidated Akamai revenue, non-GAAP operating income and non-GAAP EPS. There are no division-level or cost-center based metrics used to measure CODM member performance or compensation.

Background Information – Akamai’s Divisions

In April 2016, the Media, Web, and Enterprise and Carrier divisions were established to improve the development and responsiveness of the Company’s solutions to customers. The responsibilities of the three general managers are to lead their division’s core functions of engineering, product management and product marketing to create and design solutions that utilize the Akamai Intelligent Platform. In addition, the general managers oversee sales representatives assigned to each division with the overall goal of maximizing customer focus and revenue growth. Customers were assigned to a division based on the primary solutions they purchase from the Company. Management’s objective in adopting its new structure was to help the Company respond more quickly to customer needs, bring new solutions to market more quickly, reduce internal complexity and make Akamai’s services easier to understand, buy and use.

The establishment of this structure has also enabled the Company to create a new, customer-centric view of Akamai’s revenue. It is important to note, however, that customers assigned to a division do not only purchase solutions developed by that division. They can and often do purchase solutions from across the Company’s portfolio. Consequently, each division’s revenue metric includes revenue from various solution categories, including solution categories that are not developed by that division. Similarly, sales personnel assigned to a division are compensated for customer purchases of all Akamai solutions (not solely those originating from the sales representative’s division). For example, a media company may primarily use Akamai’s streaming delivery solutions (developed by the Media division) for its business but also purchase security solutions and application acceleration services (developed by the Web division). All of such customer’s revenue would be allocated to the Media division, and the customer’s sales representative would be commissioned based on sales of all those solutions.

On a regular basis, the divisional assignment of customers is reviewed and may be updated to reflect changing purchase patterns of individual or groups of customers. For example, a customer that purchases both a media delivery solution and a security service will be designated a Media division customer if it spends more on solutions developed by that division. If, however, in a subsequent year, the customer purchases additional security services such that it is spending more on security solutions than media delivery services, then it would be re-classified as a Web division customer. This type of change will cause the Company to periodically recast historical revenue results by division in its publicly-available financial reports to align with current customer assignments.

The interconnectedness of Akamai's divisions sets them apart from traditional divisions at other companies that are typically discrete, stand alone organizations. This interconnectedness is reflective of the Company’s integrated operational and financial management driven by the Akamai Intelligent Platform.

Information Reviewed by the CODM (Bullet 4)

The CODM typically meets two to three times per month. Once per month, it conducts a financial review based on a monthly results package (“MRP”), prepared by Akamai’s Finance Department under the direction of the CFO. The MRP does not include margin data below the consolidated level. The MRP presents current month or quarter data against forecasts and includes growth trends for each of the financial metrics listed below:

•	Revenue by solution category*, division and geography

•	Bookings by solution category*, division and geography

•	Total traffic on the network (in Tbps)

•	Total costs of sales for bandwidth, colocation and network build-out and support

•	Headcount by cost center**

•	Operating expenses by cost center**

•	Capital expenditures and depreciation by capital expenditure type (i.e. network, capitalized software, facilities and IT)

•	Consolidated non-GAAP P&L with key consolidated non-GAAP financial ratios

* “Revenue/bookings by solution category” is a service or product view of revenue (e.g., all revenue from security services), and “revenue/bookings by division” is a customer view of revenue (e.g., all revenue from customers assigned to the Media division).

** Cost centers represent individual functional departments of the Company and are the lowest level of cost information that is tracked in the Company’s financial systems. Cost centers do not have a one-to-one relationship with the Company’s divisional or solution category structure, and the Company does not allocate revenue to cost centers.

On a quarterly basis, the CODM participates with other senior leaders of the Company, including many of the 75 direct reports of the CODM, in a quarterly financial review using financial information that is presented to Akamai’s Board of Directors (the “BOD Financial Update”). The MRP and BOD Financial Update packages contain the same information. In addition, individual functional cost center owners receive periodic operating expense summaries in order to manage their department’s budgets.

Process to Develop Budgets and Track Variance (Bullets 5 and 6)

On an annual basis, the CODM establishes the Company’s budget, revenue target and resource allocation for the coming year. This is a “top down” process led by the CODM and facilitated by the Finance Department’s Financial Planning and Analysis group (“FP&A”). In the first stage, the CEO, CFO and other members of the CODM establish investment priorities for the year. The investment priorities are primarily driven by information from leaders knowledgeable about the Company’s geographies and opportunities to sell to new customers and to deliver additional solutions to existing customers. The investment priorities drive what is required of the Company’s platform and divisional product engineering teams as well as the support resources required to ensure delivery of new and existing solutions across the Akamai Intelligent Platform. The determinations and findings of the CODM are then communicated to FP&A, which develops a preliminary company-wide spending budget based on the revenue assumptions. Next, FP&A cascades this preliminary budget allocation across all departments, which are sometimes referred to as cost centers. The individual departments determine where to spend their allocations, which is driven by the priorities set at the top line (revenue), and provide the roll up to FP&A. FP&A then adjusts the overall corporate plan and communicates that to the CODM. Finally, the CODM and the Board of Directors approve the consolidated operating plan, and the final budget and resource allocations are cascaded across the Company’s different departments.

Tracking of variances between actual results and the operating plan is conducted by the CODM as part of the MRP review process discussed above. Because leaders of all functional areas are part of the CODM, those individuals are the participants in the discussion of budget-to-actual variances. Variances are tracked on a quarterly and annual basis for all of the various revenue metrics identified in the MRP description above as well as consolidated cost of sales, operating expenses and capital expenditures.

Operating and Reporting Segment Determination (Comment No. 1 and Bullet 4)

In accordance with ASC 280-10-50-1, an operating segment is a component of a public entity that has all the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information (defined as financial information with any measure of profit or including any expense detail) is available.

As discussed above, the development and delivery to customers of all of Akamai’s solutions are centered on a single, large distributed computing platform. The Internet bandwidth, co-location and server depreciation expenses associated with the Akamai Intelligent Platform represent significant costs that are shared across all divisions. Similarly, while Akamai’s sales personnel are assigned to different divisions, the sales organization sells solutions to all customers regardless of division. Sales personnel compensation represents another significant cost that is shared across divisions. Due to this integrated nature of the Company’s operations, the Company’s financial management is performed by the CODM at a consolidated level, and discrete information is reviewed at a consolidated Company-level only. The Company is not organized by market and is managed as one business. The Company does not prepare discrete financial information at the solution or divisional level on a regular basis that is reviewed by management of the Company, including the CODM. Consequently, the Company determined as of December 31, 2016, that it operates with one operating segment and, therefore, also one reporting segment, which is providing cloud services for delivering, optimizing and securing content and business applications over the Internet.

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If you would like to discuss any of the responses above, please contact the undersigned at your convenience at 617-444-4772.

Very truly yours,
/s/ James Benson
James Benson
Executive Vice President and Chief Financial Officer

Appendix 1
Akamai Executive Team
as of December 31, 2016

Dr. Tom Leighton
Chief Executive Officer

Rick McConnell	Bill Wheaton	Bobby Blumofe	Jim Benson	Melanie Haratunian	Jim Gemmell	Sanjay Singh	Adam Karon	Monique Bonner
President & General Manager, Web Division	Executive Vice President & General Manager, Media Division	Executive Vice President, Platform & General Manager, Enterprise & Carrier Division	Executive Vice President & Chief Financial Officer	Executive Vice President, General Counsel & Corporate Secretary	Executive Vice President & Chief Human Resources Officer	Senior Vice President, Global Operations	Senior Vice President, Global Services & Support	Senior Vice President & Chief Marketing Officer